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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 5)

ELSTER GROUP SE
(Name of Subject Company)

MINTFORD AG
an indirect wholly owned subsidiary of

MELROSE PLC
(Names of Filing Persons (Offerors))

Ordinary Shares, Nominal Value €1.00 Per Share
(Title of Class of Securities)

D24648 103
(CUSIP Number of Class of Securities)

American Depositary Shares, Each Representing One-Fourth of One Ordinary Share
(Title of Class of Securities)

290348101
(CUSIP Number of Class of Securities)

Garry Barnes
Company Secretary
Melrose PLC
Precision House, Arden Road, Alcester
London, B49 6HN, United Kingdom
+44-1789-761-020
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:
Eric M. Swedenburg Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-63954 Telephone: 1-212-455-2000	Adam Signy Simpson Thacher & Bartlett LLP CityPoint, One Ropemaker Street London, EC2Y 9HU, United Kingdom Telephone: +44-207-275-6500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,314,043,362	$265,189.37

*
The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation is equal to the sum of (a) $20.50, the per American Depositary Share tender offer price, multiplied by 43,231,888, the number of American Depositary Shares issued and outstanding, and (b) $82.00, the per Ordinary Share tender offer price, multiplied by 17,412,069, the number of Ordinary Shares outstanding that are not represented by American Depositary Shares. The foregoing share figures have been provided by the issuer to the offerors and are as of June 29, 2012, the most recent practicable date.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$265,189.37	Filing Party:	Melrose PLC and Mintford AG
Form or Registration No.:	Schedule TO	Date Filed:	July 9, 2012
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒    third-party tender offer subject to Rule 14d-1.

  ☐    issuer tender offer subject to Rule 13e-4.

  ☐    going-private transaction subject to Rule 13e-3.

  ☐    amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

        This Amendment No. 5 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (together with any previous or subsequent amendments and supplements thereto, the "Schedule TO") filed with the Securities and Exchange Commission on July 9, 2012 by Mintford AG, a stock corporation established under German law, registered in the commercial register of the local court of Düsseldorf, Germany, under HRB 65980 ("Bidder") and an indirect wholly owned subsidiary of Melrose PLC, a public limited company incorporated under the laws of the United Kingdom and registered in England and Wales with registered number 4763064 ("Melrose"), in connection with Bidder's offer to purchase (i) all outstanding American Depositary Shares (collectively the "ADSs" and each an "ADS") of Elster Group SE, a European public limited liability company incorporated in Germany and organized under the laws of Germany and the European Union and registered in the commercial register of the local court of Essen, Germany, under HRB 22030 ("Elster"), each representing one-fourth of one ordinary share of Elster, nominal value €1 per share (collectively the "Ordinary Shares" and each an "Ordinary Share"), for $20.50 per ADS, net to the seller in cash and (ii) all outstanding Ordinary Shares (which are not otherwise represented by ADSs) for $82.00 per Ordinary Share, net to seller in cash, in each case without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 9, 2012 (the "Offer to Purchase"), and the related Letter of Transmittal to Tender American Depositary Shares (the "ADS Letter of Transmittal") and the related Letter of Transmittal to Tender Ordinary Shares (the "Ordinary Share Letter of Transmittal"), copies of which are included as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

        All information in the Offer to Purchase and the related Letters of Transmittal, which were previously filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively, to the Schedule TO, is hereby expressly incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 2. Subject Company Information

Item 2 of the Schedule TO is hereby amended and supplemented as follows:

        The section of the Offer to Purchase entitled "Section 8—Certain Information Concerning Elster—Elster Unaudited Prospective Financial Information" is hereby amended and supplemented by adding the following at the end thereof:

          "Melrose has been advised by Elster that consistent with Elster's external segment reporting, Elster's management did not prepare projected financial information below Adjusted EBITDA for the Mid Term Plan Excluding Contingencies, so no reconciling information from non-GAAP to GAAP figures exists or would be possible to prepare without unreasonable effort. Melrose was further advised by Elster that Elster's management did not prepare consolidated figures below Adjusted EBITDA for the Mid Term Plan Excluding Contingencies in part because, as described above, Elster's management believes the Mid Term Plan Excluding Contingencies reflects highly optimistic estimates and assumptions that have little likelihood of achievement."

        The section of the Offer to Purchase entitled "Section 8—Certain Information Concerning Elster—Elster Unaudited Prospective Financial Information" is hereby amended and supplemented by adding a footnote "(a)" to the line item "Operational Excellence Program Costs" in the table titled "Reconciliation of Adjusted EBITDA for the Mid Term Plan", which footnote "(a)" shall read as follows:

  "(a) In connection with the operational excellence plan (or Operational Excellence Program), Elster expects to incur total charges in the range of $40 million to $60 million from 2012 through 2014, with the majority to be incurred in 2012. Elster estimates that approximately 70% of these costs will relate to severance and retention costs, with the remainder relating to operation and product line transportation, relocation costs and other exit costs. In addition, Elster estimates that the capital expenditures related to this Operational Excellence Program for the period from 2012 through 2014 will be approximately $35 million. The estimated capital expenditures are consistent with the level of capital expenditures that would otherwise have been required for operations and sites that are expected to be consolidated in the program. However, the expenses and capital expenditures of implementing Elster's Operational Excellence Program may be greater than Elster anticipates, and the implementation of Elster's Operational Excellence Program may be delayed as a result of, among other things, consultations with works councils and relations with Elster's employees generally, as well as regulatory requirements. In addition, the Operational Excellence Program or Elster's other business strategies could have adverse tax implications."

        The section of the Offer to Purchase entitled "Section 8—Certain Information Concerning Elster—Elster Unaudited Prospective Financial Information" is hereby amended and supplemented by amending and restating footnote (a) in the table "2012-2013 Projections" in its entirety as follows:

  "(a) Adjusted EBITDA is a non-GAAP financial measure that Elster defines as net income excluding depreciation and amortization, income tax expenses, interest expenses net and adjusted for discrete items such as restructuring costs, refinancing costs, acquisitions costs as well as possible takeover costs including consulting, restructuring, and retention, which, for purposes of the unaudited prospective financial information created by Elster's management and approved by the Elster Administrative Board in May 2012 consisted of adjustments for the operational excellence plan (or Operational Excellence Program) (in the amounts of $36,700,000 and $16,100,000 in 2012 and 2013, respectively) and other adjustments (in the amount of $900,000 in 2012) that primarily consist of costs associated with the departure of the former CFO of Elster in March 2012."

        The section of the Offer to Purchase entitled "Section 8—Certain Information Concerning Elster—Elster Unaudited Prospective Financial Information" is hereby amended and supplemented by amending and restating the table captioned "Reconciliation of Net Working Capital for the Mid Term Plan" in its entirety as follows:

  "Reconciliation of Net Working Capital for the Mid Term Plan

	2012E			2013E
(US$m)	Balance Sheet	Net Working Capital I(a)	Net Working Capital II(b)	Balance Sheet	Net Working Capital I(a)	Net Working Capital II(b)
Current Assets
Cash and cash equivalents	91.4	—	—	140.5	—	—
Accounts receivable (net of allowance for doubtful accounts)	303.8	303.8	303.8	303.9	303.9	303.9
Receivables from related parties	6.1	—	—	6.6	—	—
Inventories	169.6	169.6	169.6	180.9	180.9	180.9
Prepaid expenses	4.1	—	—	11.2	—	—
Other current assets	37.0	—	—	37.4	—	—
Income tax refunds	6.5	—	—	10.8	—	—
Deferred tax assets	25.0	—	—	25.0	—	—
Total current assets	643.5	—	—	716.3	—	—
	—	473.4	473.4	—	484.8	484.8
Current Liabilities
Pension and other long-term employee benefits, current portion	13.3	—	—	12.2	—	—
Payroll, bonuses and related accruals	59.7	—	—	63.8	—	—
Short-term debt and current portion of long-term debt	12.2	—	—	10.0	—	—
Accounts payable	218.1	218.1	218.1	228.7	228.7	228.7
Warranties, current portion	24.9	—	—	27.8	—	—
Other current liabilities	97.2	—	—	86.4	—	—
Advance payments forming a part of "other current liabilities"	23.7	—	23.7	24.5	—	24.5
Deferred revenue	7.8	—	—	6.1	—	—
Income tax payable	28.0	—	—	28.0	—	—
Deferred tax liabilities	8.0	—	—	8.0	—	—
Total current liabilities	469.1	—	—	470.9	—	—
	—	218.1	241.8	—	228.7	253.2
Total current assets less current liabilities	174.4	—	—	245.4	—	—
Net working capital	—	255.3	231.6	—	256.2	231.7

(a)
Elster defines Net Working Capital I as accounts receivable plus inventories minus accounts payable.

(b)
Elster defines Net Working Capital II as accounts receivable plus inventories minus accounts payable and advanced payments (which were assumed for purposes of the unaudited prospective financial information to be US$ 23.7 million for 2012 and US$ 24.5 million for 2013). Please note that such assumed amounts with respect to advanced payments were not specifically disclosed to Melrose in the unaudited prospective financial information."

        The section of the Offer to Purchase entitled "Section 8—Certain Information Concerning Elster—Elster Unaudited Prospective Financial Information" is hereby amended and supplemented by adding the following at the end of the first paragraph of such section:

          "Elster has informed Melrose that the "Mid Term Plan", the "Mid-Term Plan Excluding Contingencies" and the "Mid-Term Plan Sensitivity" were prepared in the following manner:

          First, the business unit heads developed and submitted to Elster's management plans for their individual business units, which were then aggregated to arrive at the Mid Term Plan Excluding Contingencies; second, Elster's management reviewed the aggregated plan, discussed appropriate contingencies, and adjusted for such contingencies (thereby arriving at the Mid Term Plan); and third, Elster's management adjusted the revenue growth rate and Adjusted EBITDA margin downward as shown in the "Mid Term Plan Sensitivity" columns of the table captioned "2012-2013 Projections" under "Elster Unaudited Prospective Financial Information" in "Section 8—Certain Information Concerning Elster" of the Offer to Purchase for the years 2012 and 2013 and by approximately 1 percentage point for the years 2014 through 2017 to allow for the possible effects of growing competition, unfavorable currency fluctuations, overall market uncertainties, price increases for raw materials, and the ongoing uncertainty in economies and financial markets in various parts of the world (thereby arriving at the Mid Term Plan Sensitivity).

          Elster has informed us that, while none of the three cases was intended to be or is necessarily predictive, the Mid Term Plan Excluding Contingencies reflects highly optimistic business unit head estimates and assumptions that Elster's management believes have little likelihood of achievement. Elster has further informed us that the Mid Term Plan Sensitivity was prepared as a mathematical exercise for illustrative purposes only and does not reflect Elster's management's views of a "worst case scenario" or the outcome of downside contingency planning."

        The section of the Offer to Purchase entitled "Section 8—"Certain Information Concerning Elster—Elster Unaudited Prospective Financial Information" is hereby amended and supplemented by amending and restating the paragraph immediately after the footnotes to the table entitled "2014-2017 Projections—Mid Term Plan" in its entirety as follows:

          "Elster has advised Melrose that, with respect to the unaudited projected financial information reflected in the Mid Term Plan:

      •
      One of the two primary drivers of anticipated growth for Elster's business is the deployment of advanced meters, particularly in Europe where a directive from the European Commission is driving towards the conversion of all gas and electricity meters to smart meters by 2022 (80% conversion by 2020). In North America, an early adopting region, the majority of the largest electricity utilities have already deployed smart meters with mid- to small-sized utilities being the second wave expected to come. Smart metering also plays an important role in developing countries such as Brazil and Russia, where theft is a key driver for the installation of smart meters. In general, Elster expects to continue to benefit from a broad and loyal customer base, which is expected to drive a steady replacement business. Furthermore, Elster expects the focus on innovation will provide opportunities for growth through the penetration of new markets and expansion into adjacent opportunities.

      •
      The second primary driver of anticipated growth for Elster's business is global gasification. Encouraging conservation, reducing carbon dioxide and other emissions and promoting more efficient use of energy and scarce natural resources are important factors in investment in natural gas infrastructure. Economic growth and increases in population and the number of domestic households worldwide drive global energy demand. Especially in regions that are urbanizing, still industrializing or developing, such as countries in Asia and South America, Elster management expects there will be an increased need for energy. At the same time, due to concerns about climate change, efforts are being directed towards achieving a low-carbon mix in all parts of the world. Elster expects to benefit from the growing importance of natural gas for residential, commercial and industrial customers. Furthermore, Elster believes the exploration of shale gas particularly in the U.S. and biogas projects in Europe will create opportunities for future growth.

      •
      For Elster's water segment, conservation and economies have been important factors in smart water meter penetration. However, growth in Elster's water segment is expected to accelerate towards the end of the business plan period.

      •
      The group Adjusted EBITDA margin has been projected to remain in the mid-teens until 2017. The operational excellence plan (or Operational Excellence Program) is intended to position Elster to take advantage of the growth opportunities described above associated with global gasification trends and smart meter deployments in Europe, and further optimize operational efficiencies. Key elements include consolidating operations and sites, mainly in the U.S. and in Europe, relocating product lines, and increasing Elster's mix of production in low-cost countries, resulting in an optimization of Elster's cost structure. Elster expects operating cash flows will be impacted negatively by about $10 million to $20 million in 2012, with a significant positive and recurring annual cash flow impact starting in 2014. The costs associated with the Operational Excellence Program are more fully described in the footnote to the line item "Operational Excellence Program Costs" in the table titled "Reconciliation of Adjusted EBITDA for the Mid Term Plan."

      •
      Foreign exchange rates of the U.S. Dollar against various global currencies has been assumed for planning reasons to remain constant between 2012 and 2017. Key exchange rates are: USD vs. EUR which has been set at 1.32 and USD vs. GBP at 1.59. Annual price inflation and wage increases between 2012 and 2017 in most relevant geographies / countries have been assumed to remain roughly in line with Elster management's experience over the last few years."

Item 11. Additional Information.

        Item 11 of the Schedule TO is hereby amended and supplemented by adding the following at the end of the subsection captioned "European Union Competition Authority" within "Section 16—Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase:

          "On August 3, 2012, Melrose received the approval of the European Commission applicable to the purchase of Shares pursuant to the Offer. Therefore, the EU Approval Condition has been satisfied."

 SIGNATURES

        After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 3, 2012

Melrose PLC
By:	/s/ GEOFFREY MARTIN
	Name:	Geoffrey Martin
	Title:	Director
Mintford AG
By:	/s/ GEOFFREY MARTIN
	Name:	Geoffrey Martin
	Title:	Director

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated July 9, 2012.*
(a)(1)(B)	Letter of Transmittal to Tender American Depositary Shares.*
(a)(1)(C)	Letter of Transmittal to Tender Ordinary Shares.*
(a)(1)(D)	Notice of Guaranteed Delivery.*
(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(G)	Summary Advertisement as published in The Wall Street Journal on July 9, 2012.*
(a)(5)(A)	Press Release issued by Melrose PLC on June 29, 2012 (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Melrose PLC and Mintford AG on June 29, 2012).
(a)(5)(B)	Press Release issued by Melrose PLC on July 9, 2012.*
(a)(5)(C)	Press Release issued by Melrose PLC on July 16, 2012.*
(a)(5)(D)	Press Release issued by Melrose PLC on July 17, 2012.*
(b)(1)	Senior Term and Revolving Facilities Agreement, dated as of June 29, 2012, among Melrose PLC, Mintford AG and the other parties thereto.*
(d)(1)	Investment Agreement, dated as of June 29, 2012, among Melrose PLC, Mintford AG and Elster Group SE.*
(d)(2)	Tender Agreement, effective as of June 29, 2012 between Melrose PLC, Rembrandt Holdings S.A. and Nachtwache Reserve GmbH.*
(d)(3)	Tender Agreement, dated as of June 29, 2012, between Melrose PLC and Thomas Preute.*
(d)(4)	Tender Agreement, dated as of June 29, 2012, between Melrose PLC and Simon Beresford-Wylie.*
(d)(5)	Tender Agreement, dated as of June 29, 2012, between Melrose PLC and Howard Dyer.*
(d)(6)	Non-Disclosure Agreement, dated as of May 14, 2012, between Melrose PLC and Elster Group SE.*
(d)(7)	Cost Compensation Agreement, dated as of May 31, 2012, between Melrose PLC and Elster Group SE.*
(d)(8)	Non-Solicitation Agreement, dated as of June 6, 2012 between Melrose PLC and Elster Group SE.*
(d)(9)	Indemnity Agreement, dated as of June 29, 2012 between Melrose PLC and Elster Group SE.*
(d)(10)	Letter Agreement, dated as of June 14, 2012, between Melrose PLC, Rembrandt Holdings S.A. and Nachtwache Reserve GmbH.*
(d)(11)	Senior Term and Revolving Facilities Agreement, dated as of June 29, 2012 by and among Melrose PLC, Mintford AG and the other parties thereto (incorporated by reference to Exhibit (b)(1)).
(d)(12)	Form of Resignation Letter of the Members of the Elster Group SE Administrative Board.*
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed

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SIGNATURES
EXHIBIT INDEX